File No. 812- 14456

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amended Application for an Order
Pursuant to Section 6(c) of the Investment Company Act of 1940
For Exemption from Section 19(b) under the Investment Company Act of 1940 and Rule 19b-1 thereunder

In the Matter of:

Brookfield Global Listed Infrastructure Income Fund Inc.
Brookfield High Income Fund Inc.
Brookfield Mortgage Opportunity Income Fund Inc.
Brookfield Total Return Fund Inc.
 Brookfield Investment Management Inc.

Please send all communications to:

Brian F. Hurley, Esq. Brookfield Investment Management Inc. Brookfield Place 250 Vesey Street New York, New York 10281-1023	Michael R. Rosella, Esq. Paul Hastings LLP 75 E. 55th Street New York, New York 10022

Page 1 of 23 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on August 13, 2015

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	: Amended Application for an Order
Pursuant to Section 6(c) of
Brookfield Global Listed Infrastructure Income Fund Inc.	: the Investment Company Act
Brookfield High Income Fund Inc.	of 1940 granting an exemption
Brookfield Mortgage Opportunity Income Fund Inc.	: from Section 19(b) under the
Brookfield Total Return Fund Inc.	Investment Company Act of 1940
Brookfield Investment Management Inc.	: and Rule 19b-1 thereunder.

250 Vesey Street
New York, New York 10281-1023	File No. 812- 14456

I.	PRELIMINARY STATEMENT

In this amended application Brookfield Global Listed Infrastructure Income Fund Inc. (“INF”), Brookfield High Income Fund Inc. (“HHY”), Brookfield Mortgage Opportunity Income Fund Inc. (“BOI”), Brookfield Total Return Fund Inc. (“HTR”) and Brookfield Investment Management Inc. (“BIM,” and together with INF, HHY, BOI and HTR, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) providing each of INF, HHY, BOI, HTR, and each other registered closed-end investment company advised or to be advised in the future by BIM or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with BIM (including any successor in interest1) (each such entity, including BIM, the “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with INF, HHY, BOI, and HTR, are collectively referred to as the “Funds” and each separately as a “Fund”), an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).2

II.	STATEMENT OF FACTS

1.	The Applicants

INF is a registered, non-diversified, closed-end management investment company.  INF was organized as a corporation under the laws of the State of Maryland on June 8, 2011, and commenced operations on August 26, 2011. INF’s investment objective is to provide a high level of total return, with an emphasis on income.  Under normal market conditions, INF seeks to achieve its investment objective by investing, as a principal strategy, at least 80% of its Managed Assets3 in publicly traded equity securities of infrastructure companies4 listed on a domestic or foreign exchange, (the “80% Policy”), and, as part of the 80% Policy, at least 40% of its Managed Assets will be invested in publicly traded securities of infrastructure companies whose primary operations or principal trading market is in a foreign market, and that are not subject to the requirements of the U.S. securities laws, markets and accounting requirements. INF’s common stock, par value $0.001 per share, is listed and traded on the New York Stock Exchange (“NYSE”).  As of December 31, 2014, INF’s total net assets were $231,187,948.  Although INF does not currently intend to issue preferred shares, the board of directors (“Board”) of INF may authorize the issuance of preferred shares in the future.

1 A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
2 All existing registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.
3 “Managed Assets” equals the net assets, plus the amount of any borrowings for investment purposes.
4 INF defines an infrastructure company as any company that derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets.  INF defines infrastructure assets as the physical structures, networks and systems of transportation, energy, water and sewage, and communication.

HHY is a registered, diversified, closed-end management investment company. HHY was initially organized as a business trust under the laws of the Commonwealth of Massachusetts on June 2, 1998, and commenced operations on July 31, 1998.  As a result of domestication to change the Fund’s domicile from Massachusetts to Maryland, HHY was reincorporated in Maryland on November 22, 2013, and was redomiciled continuing its operations as a Maryland corporation effective March 1, 2014. HHY’s primary investment objective is to seek high current income. HHY will also seek capital growth as a secondary objective to the extent consistent with its objective of seeking high current income by investing in high yield bonds, debentures, notes, corporate loans, convertible debentures, and other debt. HHY’s common stock, par value $0.001 per share is listed and traded on the NYSE. As of December 31, 2014, HHY’s total net assets were $243,211,201. Although HHY does not currently intend to issue preferred shares, the Board of Directors of HHY may authorize the issuance of preferred shares in the future.

BOI is a registered, diversified, closed-end management investment company. BOI was organized as a corporation under the laws of the State of Maryland on November 26, 2012, and commenced operations on March 26, 2013. BOI’s investment objective is to provide high total investment return by providing a high level of current income and the potential for capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in mortgage-related debt securities and other mortgage-related instruments (collectively, "Mortgage-Related Investments"). Under normal market conditions, as a principal strategy, at least 80% of the Fund's Managed Assets will be invested in Mortgage-Related Investments. BOI’s common stock, par value $0.001 per share is listed and traded on the NYSE. As of December 31, 2014, BOI’s total net assets were $420,553,366. Although BOI does not currently intend to issue preferred shares, the Board of Directors of BOI may authorize the issuance of preferred shares in the future.

HTR is a registered, diversified , closed-end management investment company. HTR was organized as a corporation under the laws of the State of Maryland on May 26, 1989, and commenced operations on August 4, 1989. HTR’s investment objective is to provide a high total return, including short and long-term capital gains and a high level of current income. The Fund pursues this objective by investing and actively managing a portfolio consisting primarily of U.S. Treasury, mortgage-backed, asset-backed and high-yield corporate securities. HTR’s common stock, par value $0.01 per share, is listed and traded on the NYSE. As of December 31, 2014, HTR’s total net assets were $369,361,972. Although HTR does not currently intend to issue preferred shares, the Board of Directors of HTR may authorize the issuance of preferred shares in the future.

BIM, a Delaware corporation, serves as investment adviser to INF, HHY, BOI and HTR.  BIM is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).5  BIM serves as investment adviser to INF, HHY, BOI, HTR and other registered investment companies, and may in the future serve as investment adviser to one or more additional Funds.  Founded in 1989, BIM is a wholly owned subsidiary of Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA), a publicly held global asset manager focused on property, power and other infrastructure assets with over $200 billion in assets under management as of December 30, 2014.  As of December 31, 2014, BIM had over $18 billion in assets under management.

2.	Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company that is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

The Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions.  However, in order to maintain certainty for the proposed distribution policies of INF, HHY, BOI and HTR, and to obtain certainty for the distribution policies that may be adopted by other Funds in the future (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as 12 times in any one taxable year in respect of its common shares and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund.

5 Each Adviser to a Fund will be registered as an investment adviser under the Adviser’s Act.

III.	REPRESENTATIONS OF THE APPLICANTS

Applicants make the following representations regarding the requested relief:

1. Prior to a Fund’s implementing a Distribution Policy in reliance on the Order, the Board of each Fund seeking to rely on the Order, including a majority of the directors who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy.  In particular, the Board and the Independent Directors will review information regarding (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on the Fund’s long-term total return (in relation to market price and net asset value per common share (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its common shares under the policy and its total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the policy on the Fund’s long-term total return (in relation to market price and NAV).  The Independent Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the Distribution Policy.  Following this review, the Board, including the Independent Directors, of each Fund will, before adopting or implementing any Distribution Policy, make a determination that the Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the Fund’s common shareholders.  The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

2. Prior to implementation of a Distribution Policy for any Fund, pursuant to the Order requested by this Application, the Board of such Fund shall have adopted policies and procedures (“Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

(i) are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for its approval of the Distribution Policy, including its consideration of the factors described above.  These records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy is to permit a Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions) that are comprised of payments received from portfolio holdings, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains.  The Fund seeks to establish a distribution rate that approximates that Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund.  Under the Distribution Policy of a Fund, such Fund distributes periodically (as frequently as 12 times in any taxable year) to its respective common shareholders a fixed percentage of the market price of such Fund’s common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per common share, any of which may be adjusted from time to time.  It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to a Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the amount of the distributions in the final dividend period in light of a Fund’s projected performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common shares would be at the stated rate then in effect.  The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

IV.	JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, the Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act, and in the best interests of the Funds and their respective shareholders.

1.	Receipt of the Order would serve shareholder interests.

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way.  Common shares of closed-end funds often trade in the marketplace at a discount to their NAV.  Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains.  Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund’s common shares along with the Fund.

2.	The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.6 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).  The same information will be included in each Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that each Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

6 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any Fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gain as often as investment considerations dictate without fear of violating Rule 19b-1.

4.	Other concerns leading to the adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds.7  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors.  In addition, current tax laws discourage the selling of dividends, by treating any loss realized by a shareholder on the sale of regulated investment company shares held for six months or less as a capital loss, to the extent of any long-term capital gains paid to such shareholder on such shares.

7 None of the Funds currently advised by BIM, including INF, HHY, BOI, OR HTR, offers or intends to offer its shares by means of a shelf registration statement.  However, to the extent that any Fund do so in the future, shares will be offered in this manner only when they are trading at a premium to NAV, and not on the basis of an upcoming capital gains divided, thus minimizing the likelihood of improper fund share sales practices.  Any such offering of shares by a Fund will be made in compliance with condition 6 below.

5.	Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain distributions that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital8 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available.  To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1,a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-819 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund.  Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.  The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

8 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
9 1989-1 C.B. 226.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.	General.

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of its preferred shares (if any) as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the Fund’s fiscal year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.	APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1.	Compliance Review and Reporting.

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.	Disclosures to Fund Shareholders.

(a)	Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

    (i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) Will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;10 and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b)  On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

   (i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

   (ii) include the disclosure required by condition 2(a)(ii)(1) above;

   (iii) state, if applicable, that the Distribution Policy provides that the Board of the Fund may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

   (iv)  describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c)  Each report provided to shareholders of a Fund under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.	Disclosure to Shareholders, Prospective Shareholders and Third Parties.

(a)    The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

10 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b)    The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)   The Fund will post prominently a statement on its (or the Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4.	Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (A) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (B) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notices to such beneficial owners.

5.	Additional Board Determinations for Funds Whose Common Shares Trade at a Premium.

If:

(a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the two-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board of the Fund, including a majority of its Independent Directors:

(1)  will request and evaluate, and the Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)  will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

             (C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the two-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)  based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.	Public Offerings.

The Fund will not make a public offering of its common shares other than:

(a)  a rights offering below NAV to holders of the Fund’s common shares;

(b)  an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

(c)  an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)  the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date11, expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the five-year period ending on such date;12 and

11 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.
12 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

(ii)  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year (and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as such Fund may issue);

7.	Amendments to Rule 19b-1.

        The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.	PRECEDENT

The Commission has recently granted relief substantially the same as that sought herein.  See, e.g., Nuveen Real Estate Income Fund and Nuveen Fund Advisors, LLC, Investment Company Act Release Nos. 30883 (January 16, 2014) (notice) and 30913 (February 11, 2014) (order); Guggenheim Equal Weight Enhanced Equity Income Fund and Guggenheim Funds Investment Advisers, LLC, Investment Company Act Release Nos. 30780 (November 12, 2013) (notice) and 30822 (December 9, 2013) (order); Royce Focus Trust, et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order).

VII.	PROCEDURAL COMPLIANCE

1.             (a) Pursuant to the requirements of Rule 0-2(f) under the Act, the Applicants hereby state that their address is:

Brookfield Place
250 Vesey Street
New York, New York 10281-1023

(b) Any questions regarding this Application should be directed to:

Brian F. Hurley, Esq.
Brookfield Investment Management Inc.
Brookfield Place
250 Vesey Street

New York, New York 10281-1023

With copies to:

Michael R. Rosella, Esq.
Paul Hastings LLP
75 E. 55th Street
New York, New York 10022

2.              Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. The resolutions of the Funds authorizing the filing of this Application were adopted by each Board of Directors on April 29, 2015, and are included as Exhibit A-1 to this Application.  Under the provisions of their Articles of Incorporation, responsibility for the management of the affairs and business of each Fund is vested in its Directors, and each Fund has complied with all requirements for the execution and filing of this Application in its name and on its behalf. The authorization of the Adviser is included as Exhibit A-2. Under the provisions of its Bylaws, responsibility for the management of the affairs and business of the Adviser is vested in its officers and directors, and its officers and directors have caused the Adviser to comply with all requirements for the execution and filing of this Application in its name and on its behalf.

3.              The verifications required by Rule 0-2(d) are attached hereto as Exhibits B-1 and B-2.

4.             The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.	CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its shares of common stock as described in this Application.  In addition, the Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 13th day of August, 2015.

BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC.
BROOKFIELD HIGH INCOME FUND INC.
BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.
BROOKFIELD TOTAL RETURN FUND INC.

By:    /s/ Brian F. Hurley
Name: Brian F. Hurley
Title:  President and Principal Executive Officer

IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 13th day of August, 2015.

BROOKFIELD INVESTMENT MANAGEMENT INC.

By:   /s/ Jonathan C. Tyras
Name: Jonathan C. Tyras
Title:  Managing Director, Chief Financial Officer and General Counsel

EXHIBIT INDEX

Authorizing Resolutions of Brookfield Global Listed Infrastructure
Income Fund Inc., Brookfield High Income Fund Inc., Brookfield
Mortgage Opportunity Income Fund Inc. and Brookfield Total Return
Fund Inc. pursuant to Rule 0-2(c)(1)	A-1

Authorization of Brookfield Investment Management Inc.
pursuant to Rule 0-2(c)	A-2

Verification of Brookfield Global Listed Infrastructure
Income Fund Inc., Brookfield High Income Fund Inc., Brookfield
Mortgage Opportunity Income Fund Inc. and Brookfield Total Return
Fund Inc. pursuant to Rule 0-2(d)	B-1

Verification of Brookfield Investment Management Inc.
pursuant to Rule 0-2(d)	B-2

Exhibit A-1

     BE IT RESOLVED, that each officer of INF, HHY, BOI and HTR (each a “Fund” and together the “Funds”), acting singly or collectively, is hereby authorized to execute and file with the Securities and Exchange Commission, on behalf of each Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order or orders exempting the Funds from Section 19(b) of the Act, thereby permitting each Fund to distribute long-term capital gains more often than once every twelve months;  and it was further

     RESOLVED, that each officer of the Funds, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

Exhibit A-2

Authorization of Brookfield Investment Management Inc.

       In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Brookfield Investment Management Inc. have been taken, and that as the Managing Director, Chief Financial Officer and General Counsel thereof, he is authorized to execute and file the same on behalf of Brookfield Investment Management Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Brookfield Investment Management Inc.

By:       /s/ Jonathan C. Tyras
Name:  Jonathan C. Tyras
Title:  Managing Director, Chief
Financial Officer and General
Counsel

 Exhibit B-1

      The undersigned states that he has duly executed the attached Application dated August 13, 2015 for and on behalf of BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC., BROOKFIELD HIGH INCOME FUND INC., BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC. AND BROOKFIELD TOTAL RETURN FUND INC.; that he is the President and Principal Executive Officer of each such company; and that all actions by directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:       /s/ Brian F. Hurley
Name:  Brian F. Hurley
Title:  President and Principal Executive Officer

 Exhibit B-2

      The undersigned states that he has duly executed the attached Application dated August 13, 2015 for and on behalf of BROOKFIELD INVESTMENT MANAGEMENT INC.; that he is the Managing Director, Chief Financial Officer and General Counsel of such company; and that all actions by directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/  Jonathan C. Tyras
Name:  Jonathan C. Tyras
Title:  Managing Director, Chief Financial Officer and General Counsel